UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

LUCAS ENERGY, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

549333300

(CUSIP Number)

Richard N. Azar, II

P.O. Box 6172

San Antonio, Texas 78209

Telephone: (210) 829-7151

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 25, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 549333300

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

RAD2 Minerals, Ltd.

| 2 |	Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

| 6 |	Citizenship or Place of Organization
Texas

| 7 | Sole Voting Power
-0-

Number of Shares	| 8 | Shared Voting Power
Beneficially	4,837,385 shares of Common Stock (which includes 1,428,000 shares of Common Stock issuable upon conversion of 200,000 shares of Series B Redeemable Convertible Preferred Stock)
Owned by Each
Reporting	| 9 | Sole Dispositive Power
Person With	-0-

| 10 | Shared Dispositive Power
4,837,385 shares of Common Stock (which includes 1,428,000 shares of Common Stock issuable upon conversion of 200,000 shares of Series B Redeemable Convertible Preferred Stock)

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
4,837,385 shares of Common Stock (which includes 1,428,000 shares of Common Stock issuable upon conversion of 200,000 shares of Series B Redeemable Convertible Preferred Stock)

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
Not applicable.

| 13 |	Percent of Class Represented by Amount in Row (11)
28.7% of the Issuer’s outstanding Common Stock

| 14 |	Type of Reporting Person
PN

CUSIP No. 549333300

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

RAD2 Management, LLC

| 2 |	Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

| 6 |	Citizenship or Place of Organization
Texas

| 7 | Sole Voting Power
-0-

Number of Shares	| 8 | Shared Voting Power
Beneficially	4,837,385 shares of Common Stock (which includes 1,428,000 shares of Common Stock issuable upon conversion of 200,000 shares of Series B Redeemable Convertible Preferred Stock)
Owned by Each
Reporting	| 9 | Sole Dispositive Power
Person With	-0-

| 10 | Shared Dispositive Power
4,837,385 shares of Common Stock (which includes 1,428,000 shares of Common Stock issuable upon conversion of 200,000 shares of Series B Redeemable Convertible Preferred Stock)

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
4,837,385 shares of Common Stock (which includes 1,428,000 shares of Common Stock issuable upon conversion of 200,000 shares of Series B Redeemable Convertible Preferred Stock)

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
Not applicable.

| 13 |	Percent of Class Represented by Amount in Row (11)
28.7% of the Issuer’s outstanding Common Stock

| 14 |	Type of Reporting Person
OO

CUSIP No. 549333300

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Segundo Resources, LLC

| 2 |	Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

| 6 |	Citizenship or Place of Organization
Texas

| 7 | Sole Voting Power

-0-

Number of Shares	| 8 | Shared Voting Power
Beneficially
Owned by Each	2,513,280 shares of Common Stock (issuable upon conversion of 352,000 shares of Series B Redeemable Convertible Preferred Stock)
Reporting	| 9 | Sole Dispositive Power
Person With	-0-

| 10 | Shared Dispositive Power
2,513,280 shares of Common Stock (issuable upon conversion of 352,000 shares of Series B Redeemable Convertible Preferred Stock)

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
2,513,280 shares of Common Stock (issuable upon conversion of 352,000 shares of Series B Redeemable Convertible Preferred Stock)

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
Not applicable.

| 13 |	Percent of Class Represented by Amount in Row (11)
14.0% of the Company’s outstanding Common Stock

| 14 |	Type of Reporting Person
OO

CUSIP No. 549333300

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Richard N. Azar, II

| 2 |	Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

| 6 |	Citizenship or Place of Organization
United States Citizen

| 7 | Sole Voting Power

-0-

Number of Shares	| 8 | Shared Voting Power
Beneficially
Owned by Each	7,350,665 shares of Common Stock (which includes 3,941,280 shares of Common Stock issuable upon conversion of 552,000 outstanding shares of Series B Redeemable Convertible Preferred Stock)
Reporting	| 9 | Sole Dispositive Power
Person With	-0-

| 10 | Shared Dispositive Power
7,350,665 shares of Common Stock (which includes 3,941,280 shares of Common Stock issuable upon conversion of 552,000 outstanding shares of Series B Redeemable Convertible Preferred Stock)

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
7,350,665 shares of Common Stock (which includes 3,941,280 shares of Common Stock issuable upon conversion of 552,000 outstanding shares of Series B Redeemable Convertible Preferred Stock)

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
Not applicable.

| 13 |	Percent of Class Represented by Amount in Row (11)
37.9% of the Issuer’s outstanding Common Stock

| 14 |	Type of Reporting Person
IN

CUSIP No. 549333300

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (“Common Stock”) of Lucas Energy, Inc. (the “Company” or the “Issuer”). The principal executive offices of the Company are located at 450 Gears Road, Suite 860, Houston, Texas 77067.

Item 2. Identity and Background

(a) This statement is filed by RAD2 Minerals, Ltd., a Texas limited partnership (“RAD2”), RAD2 Management, LLC, a Texas limited liability company (“RAD2 LLC”), Segundo Resources, LLC, a Texas limited liability company (“Segundo”) and Richard N. Azar, II (“Azar”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

RAD2 LLC is the general partner of RAD2. Azar is the managing member of RAD2 LLC. By virtue of these relationships, each of RAD2 LLC and Azar may be deemed to beneficially own the securities beneficially owned by RAD2.

Azar is the Managing Member of Segundo. By virtue of this relationship, Azar may be deemed to beneficially own the securities beneficially owned by Segundo.

Azar was appointed as a member of the Board of Directors of, and as Chairman of, the Company on August 26, 2016.

Each of the Reporting Persons is a party to that certain Joint Filing Agreement described in detail in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of each of RAD2, RAD2 LLC, Segundo and Azar is P.O. Box 6172, San Antonio, Texas 78209.

(c) The principal business of RAD2 LLC is serving as the general partner of RAD2. The principal occupation of RAD2, Segundo and Azar is oil and gas exploration and production.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) RAD2, RAD2 LLC and Segundo are organized under the laws of the State of Texas. Azar is a citizen of the United States of America.

Item 3. Source of Amount of Funds or Other Compensation

Effective August 25, 2016 (the “Closing”), the Company closed the transactions contemplated by that certain Asset Purchase Agreement, entered into between the Company and twenty-three sellers (collectively, the “Sellers”), including RAD2, as a Seller, and Segundo, as a Seller and as a representative of the Sellers named therein (the “Representative”), dated December 31, 2015 (as amended to date, the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Company acquired working interests in producing properties and undeveloped acreage in Texas and Oklahoma, including varied interests in two largely contiguous acreage blocks in the liquids-rich Mid-Continent region of the United States, and related wells, leases, records, equipment and agreements associated therewith (collectively, the “Assets”), from the Sellers (the “Acquisition”). In consideration for the purchase of the Assets, the Company assumed approximately $30.6 million of commercial bank debt, issued the Sellers (a) 552,000 shares of Series B Redeemable Preferred Stock (“Series B Preferred Stock”)(convertible into 3,941,280 shares of Common Stock, the “Series B Preferred Stock”)(all of which were issued to RAD2 (200,000 shares) and Segundo (352,000 shares)) and (b) 13,009,664 shares of restricted Common Stock (of which 3,409,385 shares were issued to RAD2); and (ii) paid the Sellers $4,975,000 in cash.

CUSIP No. 549333300

Effective August 25, 2016, the Company, as borrower, and Azar and certain other Sellers, as guarantors (collectively, the “Guarantors”), and International Bank of Commerce, as Lender (“Lender”), entered into a Loan Agreement (the “Loan Agreement”), whereby the Company borrowed $40 million from the Lender. Additionally, in connection with the parties’ entry into the Loan Agreement and to further secure amounts due thereunder, certain of the Guarantors pledged shares of Common Stock which they received at the Closing to the Lender, with RAD2 pledging 3,120,606 shares of Common Stock. Upon the occurrence of an event of default under the Loan Agreement, and subject to the terms thereof, the Lender can obtain ownership of, and therefore voting power and investment power over such pledged securities.

The Loan Agreement and promissory note entered into in order to evidence the amount borrowed under the Loan Agreement include standard and customary events of default for similarly sized facilities, including, but not limited to, in the event the Company fails to pay any amounts owed to Lender when due; the Company (or any Guarantor) breaches any covenant, obligation, agreement, or other provision in any agreement entered into with Lender; the sale, lease, transfer or other disposition of all or any substantial part (i.e., 10% or more in any fiscal year) of the Company’s or any Guarantor’s assets, subject to certain exceptions; or in the event any person, entity, or group (other than any Guarantor) acquires beneficial ownership of 50% or more of the Company’s securities or more than 50% of the members of the Company’s Board of Directors change without the consent of Lender. The Company’s failure to comply with any covenant or requirement under the Loan Agreement and related documents constitutes an event of default under the note, subject to cure periods thereunder. Upon the occurrence of an event of default, the Lender may, at its option, declare the amounts due under the Loan Agreement immediately due and payable without notice of any kind.

The Series B Preferred Stock has dividend rights that accrue at an annual rate of 6%, payable quarterly in arrears, beginning at the end of the first full quarter following the Closing, until such Series B Preferred Stock is no longer outstanding either due to conversion, redemption or otherwise. The Series B Preferred Stock also has liquidation rights equal to the original issue price of such shares ($25 per share) payable upon the Company’s liquidation, dissolution or winding up, either voluntarily or involuntarily. Each outstanding share of Series B Preferred Stock is entitled to one vote on all stockholder matters to come before the Company’s stockholders and are not entitled to series voting except as required by law.

The Series B Preferred Stock has a face value of $25 per share. The Series B Preferred Stock is convertible into Common Stock at a rate of 7.14:1 (convertible into an aggregate of 3,941,280 shares of Common Stock if fully converted), at the option of the holder thereof, or automatically as to 25% of the Series B Preferred Stock shares if the Company’s Common Stock trades above $6.125 per share for at least 20 consecutive trading days, and trades with at least 75,000 shares of average volume per day during such period; an additional 50% of the Series B Preferred Stock shares if the Company’s Common Stock trades above $7.00 per share for at least 20 consecutive trading days, and trades with at least 75,000 shares of average volume per day during such period; and as to the remaining Series B Preferred Stock shares, if the Company’s Common Stock trades above $7.875 per share for at least 20 consecutive trading days, and trades with at least 75,000 shares of average volume per day during such period.

The Series B Preferred Stock is redeemable at any time by the Company upon the payment by the Company of the face amount of the Series B Preferred Stock ($25 per share) plus any and all accrued and unpaid dividends thereon.

Pursuant to a Letter Agreement entered into at Closing between the Company and RAD2, RAD2 agreed to accept full liability for any and all deficiencies between the “Agreed Assets Value” set forth in the Purchase Agreement of $80,697,710, and the mutually agreed upon value of the assets delivered at Closing by the Sellers, up to an aggregate of $1,030,941 (as applicable, the “Deficiency”). In connection therewith, RAD2 agreed to establish an escrow account within three business days of the Closing and place into escrow 288,779 shares of Common Stock, within 15 business days from the date of the Closing. The escrowed shares are to be held in escrow pending (a) RAD2’s transfer of assets to the Company following the Closing, equal to at least the value of the Deficiency (as valued in the reasonable determination of the Company); or (b) another mutually agreeable solution to the Deficiency ((a) or (b) as applicable, the “Make-Whole”). In the event the Make-Whole occurs on or prior to 45 business days from the date of Closing (the “Make-Whole Deadline”), the escrowed shares are to be released to RAD2, and in the event the Make-Whole does not occur prior to the Make-Whole Deadline, the escrowed shares (or such portion thereof that equals the Deficiency, in the reasonable determination of the Company) are to be released to the Company for cancellation as consideration for the Deficiency.

CUSIP No. 549333300

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Company and other relevant factors, the Reporting Persons may purchase additional securities of the Company or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise.

The Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (otherwise than as have already been effected following the Closing);

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

The Reporting Persons do not have any plans or proposals which relate to or result in:

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (j), above.

Item 5. Interest in Securities of the Issuer

(a)

As of the close of business on September 1, 2016, the Reporting Persons beneficially own in aggregate 7,350,665 shares of Common Stock (which includes 3,941,280 shares of Common Stock issuable upon conversion of 552,000 shares of Series B Preferred Stock) representing 37.9% of the 19,390,486 shares of the Company’s issued and outstanding Common Stock on such date (when accounting for the issuance of 3,941,280 shares of Common Stock upon the conversion of the 552,000 shares of Series B Preferred Stock)[1].

As of the close of business on September 1, 2016, RAD2 beneficially owns in aggregate 4,837,385 shares of Common Stock (which includes 1,428,000 shares of Common Stock issuable upon conversion of 200,000 shares of Series B Preferred Stock) representing 28.7% of the 16,877,206 shares of the Company’s issued and outstanding Common Stock on such date (when accounting for the issuance of 1,428,000 shares of Common Stock upon the conversion of the 200,000 shares of Series B Preferred Stock)[1]. By virtue of their relationship with RAD2 discussed in further detail in Item 2, each of RAD2 LLC and Azar may be deemed to beneficially own the shares of Common Stock beneficially owned by RAD2.

As of the close of business on September 1, 2016, Segundo beneficially owns in aggregate 2,513,280 shares of Common Stock (which shares of Common Stock are issuable upon conversion of 352,000 shares of Series B Preferred Stock), representing 14% of the Company’s 17,962,486 shares of issued and outstanding Common Stock on such date (when accounting for the issuance of 2,513,280 shares of Common Stock upon the conversion of the 352,000 shares of Series B Preferred Stock)[1]. By virtue of his relationship with Segundo discussed in further detail in Item 2, Azar may be deemed to beneficially own the shares of Series B Preferred Stock beneficially owned by Segundo.

[1]	A total of 15,449,206 shares of Common Stock were outstanding as of September 1, 2016, when not factoring in any conversion of Series B Preferred Stock, as confirmed by the Company’s Transfer Agent on such date.

CUSIP No. 549333300

(b)	Each of RAD2 LLC and Azar may be deemed to have shared power with RAD2, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by RAD2. Azar may be deemed to have shared power with Segundo, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by Segundo.

(c)	See Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e)	N/A.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into a Joint Filing Agreement pursuant to which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Azar and RAD2 are party to the Loan Agreement (described above in Item 3), which provides for the pledge by RAD2 of 3,120,606 shares of Common Stock to the Lender to secure amounts owed by the Company under the Loan Agreement.

RAD2 and the Company are party to the Letter Agreement (described above in Item 3), pursuant to which RAD2 has agreed to establish an escrow account within three business days of the Closing and place into escrow 288,779 shares of common stock, within 15 business days from the date of the Closing, to be held in escrow pending (a) RAD2’s transfer of assets to the Company following the Closing, equal to at least the value of the Deficiency (as valued in the reasonable determination of the Company); or (b) another mutually agreeable solution to the Deficiency.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
10.1	Letter Agreement dated August 25, 2016, by and between Lucas Energy, Inc. and RAD2 Minerals, Ltd. (filed as Exhibit 10.1 to Lucas Energy, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 31, 2016 (File No. 001-32508) and incorporated by reference herein)
10.2	Loan Agreement dated August 25, 2016, between Lucas Energy, Inc., as borrower, Richard N. Azar, II, Donnie B. Seay, Richard E. Menchaca, RAD2 Minerals, Ltd., DBS Investments, Ltd., and Saxum Energy, LLC, as guarantors, and International Bank of Commerce, as lender (filed as Exhibit 10.3 to Lucas Energy, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 31, 2016 (File No. 001-32508) and incorporated by reference herein)
99.1	Joint Filing Agreement by and among RAD2 Minerals, Ltd., RAD2 Management, LLC, Segundo Resources, LLC and Richard N. Azar II, dated September 7, 2016

Signatures

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2016

RAD2 Minerals, Ltd.

By: RAD2 Management, LLC, General Partner

/s/ Richard N. Azar, II
Richard N. Azar, II Manager

RAD2 Management, LLC

/s/ Richard N. Azar, II
Richard N. Azar, II Manager

Segundo Resources, LLC

/s/ Richard N. Azar, II
Richard N. Azar, II Manager

/s/ Richard N. Azar, II
Richard N. Azar, II

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.